UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On February 27, 2025, Mr. Ngat Wong, the Chief Financial Officer of Prestige Wealth Inc. (the “Company”), notified the Company of his resignation as the Chief Financial Officer of the Company, effective February 27, 2025. Mr. Ngat Wong’s resignation as the Chief Financial Officer of the Company was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On February 27, 2025, the Company’s board of directors appointed Ms. Zimuyin Jiang as the Chief Financial Officer. The appointment intends to fill the vacancy created by Mr. Ngat Wong’s resignation. The biographical information of Ms. Zimuyin Jiang is set forth below.

Ms. Zimuyin Jiang has excellent financial strategic management and capital management capability. Ms. Jiang was co-founder of WealthAI Pte. Ltd. since 2022, a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence, which was acquired by the Company in November 2024. Since October 2023, Ms. Jiang has been serving as Head of Business Development of Goodwill Entertainment Holding Limited, a Singapore listed company, where she led the company’s internationalization strategy, successfully promoting the landing of cross-border projects and was responsible for maintaining investor relations and optimizing the company’s capital structure. From November 2019 to September 2022, Ms. Jiang served as Vice President of Mortgage Department in United Overseas Bank of Singapore. Ms. Jiang received her bachelor’s degree in International Economics and Trade from Zhong Nan University of Economics and Law in 2017 and her master’s degree in Business Management from National University of Singapore in 2019.

Ms. Zimuyin Jiang does not have a family relationship with any director or executive officer of the Company. Ms. Zimuyin Jiang was the seller of WealthAI Pte. Ltd., a company incorporated under the laws of Republic of Singapore, which entered into a share purchase agreement with the Company on August 20, 2024 (the “Transaction”). The total purchase price was US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 1,900,000 Class A ordinary shares and 500,000 Class B ordinary shares of the Company issuable to the seller and key employees of Wealth AI. The Transaction was completed on November 4, 2024. Ms. Zimuyin Jiang received 300,000 Class A ordinary shares upon close of the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: February 27, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer

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